Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

The following is a copy of a memorandum that was sent to all employees of Progress Energy, Inc. on January 10, 2011:

When Neighbors Ask: Progress Energy merger with Duke Energy

The Duke Energy/Progress Energy merger announced today may generate questions from your friends and neighbors. Below is information to help you answer questions about the merger’s effect on Progress Energy customers. We will continue to update this information over the course of the integration process. Please submit questions that you receive from friends and neighbors to integration@pgnmail.com or on the integration SharePoint site.

What does the pending merger of Progress Energy and Duke Energy mean for customers?

In the short term, there will be no change to customer service at either company or its utilities. The merger must be approved by state and federal regulators, a process that is expected to take about a year. Customers will continue to pay their bills, request new service or programs or ask questions in the same manner used today. Once the merger is approved, we expect the combined company to have the ability to provide the same outstanding level of reliable, cost-efficient customer service, and the combination will provide opportunities for enhanced cost controls and storm response, among other benefits.

How will it affect the price I pay for electricity?

The pending merger will not have an immediate effect on electricity prices paid by customers of Progress Energy or Duke Energy. Each will continue to operate as a separate company until the merger is approved by state and federal regulators. Once approved, we expect the combined company’s larger size and scope to translate to more price stability for customers, particularly in the Carolinas where contiguous operations provide the most cost-saving opportunities. Over time, we expect the benefits of a larger company with increased economies of scale to translate to enhanced price stability for our customers.

Will the merger affect the companies’ ability to respond to storms?

Both companies are committed to rapid, safe storm response, and both have earned national awards for power restoration after hurricanes and winter storms. There will be no change to this important part of our customer service.

Is the merger announcement distracting you from restoring service from the ice storm?

Absolutely not. The announcement has no effect on our company’s commitment to safe, quick storm response. Our storm teams have been monitoring the winter storm for several days and our crews are responding to outages as quickly as possible across our service area.

Will it affect the energy-efficiency programs currently being offered?

There will be no effect on programs currently being offered. The utilities will continue to operate separately until the merger is approved by regulators. Thereafter, we expect the combination to provide enhanced opportunities for customers through the combination of programs where such makes sense and the development of new programs to meet the changing needs of modern households and businesses.

Will the merged company continue to invest in the community?

Yes. Both companies have a long history of community investment because we know that their business success is tied directly to the vitality of the communities we serve. The combined company will continue to invest, but it is too early to make specific financial commitments.

What happens now?

The merger must be approved by state regulators in the Carolinas and by federal regulators. We expect that process to take about a year. Until the merger is approved, the companies will continue to operate independently. Customers will continue to receive service from their respective utility, and questions about service or programs should be referred to the individual company’s website or customer service centers.

Safe Harbor information

As an employee, you may also be a shareholder of Progress Energy. Because this transaction requires shareholder approval and involves a stock offering, we are including the following information:

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.